May 8, 2008

Via Edgar and Facsimile (202) 772-9210

John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

This letter responds to your letter dated April 24, 2008 to Alliance Financial Corporation (the “Company”). For your convenience, we have reprinted the Staff’s numbered comments below followed by the Company’s responses.

Item 9A – Controls and Procedures

General

1.	Please revise to disclose the conclusions of the company’s principal executive and principal financial officers regarding the effectiveness of the company’s disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

Response: The Company will revise its disclosure in Item 9A regarding the effectiveness of the Company’s disclosure controls and procedures in accordance with Item 307 of Regulation S-K. This revision will be included in an amended 2007 Form 10-K (“Form 10-K/A”). A copy of the revised disclosure is attached as Exhibit 1 to this letter.

Changes in Internal Control over Financial Reporting

2.	We note your disclosure that there have been no significant changes in the company’s internal controls over financial reporting subsequent to December 31, 2007. Please revise your disclosure to address any changes that occurred during the fourth quarter of the 2007 fiscal year in accordance with Item 308(c) of Regulation S-K.

Response: The Company will revise its disclosure to indicate that there have been no significant changes in the Company’s internal controls over financial reporting during the fourth quarter of 2007. This revision will be included in the Company’s Form 10-K/A. A copy of the revised disclosure is attached as Exhibit 2 to this letter.

Item 11 – Executive Compensation, page 67

3.	We note that neither your Form 10-K nor your proxy statement includes the disclosure required by Item 407(e)(4) of Regulation S-K. Please revise to provide such disclosure.

Response: The Company has no information which is required to be disclosed by Item 407(e)(4) of Regulation S-K.

Exhibits 31.1 and 31.2

Section 302 Certifications

4.	We note that paragraphs 2, 3 and 4 of your certifications included in the Form 10-K reference this “annual report” rather than referring to only the “report” on Form 10-K. The certifications should be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Please revise to exclude the word “annual” and in future filings exclude the word “quarterly” from paragraphs 2, 3, 4, and 5 of your certifications.

Response: The Company will revise its Section 302 certifications in future filings to reflect only the word “report” in respect to that filing. This revision will be included in the Company’s Form 10-K/A.

Executive Compensation, page 9

5.	Item 402(a)(3)(iii) of Regulation S-K requires that disclosure shall be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officers who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether an executive officer under your charter and bylaws. Please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

Response: The Board of Directors of the Company considered the requirements of Item 402(a)(3) in its identification of Named Executive Officers which were included in the Company’s Definitive 14A filed with the Commission on April 1,2008. The Company believes that its disclosure of one executive officer in addition to the principal executive officer and principal financial officer is appropriate. The Company continually assesses its reporting obligations under Item 402 and will ensure continuing compliance with this item in future filings.

Compensation Discussion and Analysis, page 9

6.	We note that the base salaries of the named executive officers are determined in part by using “competitive market data.” In future filings, please discuss any peer groups or other metrics used to measure such market data. Consider Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company will enhance its disclosures in future filings to include a discussion of any peer groups or market data used in the process of determining executive compensation.

Compensation Discussion and Analysis, page 9

7.	In future filings, with respect to the CEO’s performance objectives, please discuss and disclose the specific metrics relating to net income, return on equity, efficiency ratio and regulatory ratings and how the company’s short-term incentive compensation awards are structured around such performance goals in accordance with Item 402(b)(2)(v)-(vi) of Regulation S-K. Similarly, disclose all performance targets used to determine incentive compensation for the other named executive officers. If you determine that the performance target is confidential due to the potential for competitive harm to Alliance Financial, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplemental and include disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission staff regarding executive compensation disclosure, released October 9, 2007.

Response: The Company is reevaluating its criteria for awarding short-term incentive compensation in light of the views articulated in the Staff’s report on executive compensation disclosure released October 9, 2007 and will disclose those criteria, as they then exist, in future filings.

Certain Transactions, page 21

8.	In future filings please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates, as those available to other persons not related to the lender. Also, avoid qualifying the representations by including terms like “in the opinion of management.”

Response: The Company will enhance its disclosures in future filings to include the complete representations required by Instruction 4(c) to Item 404(a). This enhanced disclosure will include clarification that the loans were on “the same terms, including interest rates, as those available to other persons not related to the lender.” In addition, the Company will remove the qualifying statement “in the opinion of management” from the disclosure.

The Company will file its amended 2007 Form 10-K after receiving the Staff’s response to this letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above information is responsive to your comments. If I can be of any assistance in facilitating the conclusion of your review, please contact me at (315) 475-4478.

Sincerely,

/s/ J. Daniel Mohr
J. Daniel Mohr
Treasurer and Chief Financial Officer

Exhibit 1

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company’s principal executive officer and principal financial officer evaluated, as of December 31, 2007, the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of December 31, 2007 were effective.

EXHIBIT 2

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company regularly assesses the adequacy of its internal control over financial reporting and enhances its controls in response to internal control assessments and internal and external audit and regulatory recommendations. There has been no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.